ExlService Holdings, Inc.

350 Park Avenue

New York, New York 10022

October 24, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: H. Christopher Owings

Re:	ExlService Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 17, 2008

Form 10-Qs for the Fiscal Quarters Ended March 31 and June 30, 2008

Filed May 12 and August 11, 2008

Definitive Proxy Statement on Schedule 14A Filed April 29, 2008

File No. 1-33089

Dear Mr. Owings:

We are writing in response to the comments of the staff of the Commission contained in the Commission’s letter addressed to Mr. Rohit Kapoor, President and Chief Executive Officer of ExlService Holdings, Inc. (“we” or the “Company”), dated September 29, 2008 (the ”Comment Letter”) regarding the above referenced filings.

For your convenience, the headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Commission’s comments are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

1.	Please include the revenues by geographic area in Item 1 or provide a cross-reference to that information in your financial statements. See Item 101(d) of Regulation S-K.

Response to Comment 1

The Company will reflect the staff’s comment in its future filings by including in Item 1 a cross reference to its footnote disclosure in its financial statements regarding “Segment Information.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss trends in your Risk Factors, such as the trend concerning negative public reaction in the United States and elsewhere to offshore outsourcing. Discuss whether you expect these trends to continue and the impact on your business. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and
•	Material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response to Comment 2

The Company will expand its disclosures in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, where applicable, in its future filings to address known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on its revenues or income or result in its liquidity decreasing or increasing in any material way. Additional material trends and uncertainties that the Company’s management currently foresees addressing, where applicable, in its future filings include:

•	Trends related to increased competition for sufficiently trained employees;
•	Trends among larger prospective clients to enter into multi-vendor relationships; and
•	Trends concerning negative public reaction in the United States and United Kingdom to offshore outsourcing.

The Company will also include in its future filings, where applicable, the additional analysis and discussion regarding the areas identified by the staff in its comment.

Management’s discussion of trends and uncertainties will likely change given the circumstances of the Company, its competitors, its customers and general economic and other conditions affecting the Company in each reporting period.

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Results of Operations, page 46

3.

Where you describe two or more factors that contribute to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, please quantify the effect of revenue increases from existing clients attributable to volume increases within existing processes and the addition of new processes and changes attributable to exchange rates. Please also discuss and quantify, to the extent practicable, the factors that contributed to changes in gross profit as a percentage of revenues. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Response to Comment 3

In response to the staff’s comment, the Company will, where applicable, in its future filings quantify the foreign exchange impact on our revenue increase or decrease and will discuss the factors contributing to the change in gross profit as a percentage of revenue. The Company’s management information system tracks revenue by existing and new clients. The Company does not separately track revenue by existing processes and new processes and hence it is not in a position to quantify separately the revenue increases from existing clients attributable to volume increases within existing processes and the addition of new processes. However, because we know the number of new processes started or lost during a relevant period, we will disclose the net change in the number of processes in Outsourcing Services where applicable in our future filings. In addition, we will disclose the revenues attributable to new customers added in Transformation Services, where applicable, in our future filings.

Liquidity and Capital Resources, page 51

Contractual Obligations, page 52

4.

Please include estimated benefits to be paid under the Gratuity Plan and contributions to the Government Provident Fund in the table or provide a discussion of these obligations to the extent necessary for an understanding of the timing and amount of the obligations. Refer to Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response to Comment 4

In response to the staff’s comment, the Company will include in its future filings, where applicable, disclosure within its Tabular Disclosure of Contractual Obligations regarding its estimated payments under the Gratuity Plan. The disclosure in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 would have been as follows:

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Payments Due by Period (in millions)
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Other obligations (a)	$ 0.7	$ 0.9	$ 0.7	$ 0.7	$ 3.0

(a)	Represents estimated payments under the Company’s Gratuity Plan.

The Government Provident Fund (the “Fund”) is a government-sponsored defined benefit plan, to which the Company makes contributions on behalf of its employees in India. The Company is only obligated to match the employee contributions and make payments to the Fund while the employee remains employed by the Company. The assets held by the Fund are managed by the Fund and it is the obligation of the Fund to pay the accumulated contributions along with the returns declared by it every year to employees at the time of retirement or request for withdrawal. The Company believes that, given the nature of the Fund (which is substantially the same as the U.S. Social Security program), no disclosure is necessary in its Tabular Disclosure of Contractual Obligations with regard to its contributions to the Fund. However, the Company will include disclosure in its future filings, where applicable, substantially similar to the explanation above regarding the Company’s obligations under the Fund.

Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page 74

5.

We note that net income and dividends and accretion on preferred stock are not separately reported in fiscal 2006 and that such dividends and accretion as well as the adjustment to initially apply SFAS 158 in fiscal 2006 are included in comprehensive income. Comprehensive income includes all changes in equity except those resulting from investment by owners and distributions to owners. Also, amounts recognized from the initial adoption of SFAS 158 should be reported as an adjustment of the ending balance of accumulated comprehensive income. Please revise to separately present net income and dividends and accretion of preferred stock and to properly report comprehensive income. Refer to paragraph 8 of SFAS 130 and paragraph 16.a. of SFAS 158.

Response to Comment 5

In response to the staff’s comment, the Company will in its future filings, where applicable, report net income and dividends and accretion on preferred stock separately as well as remove the adjustment to initially apply SFAS 158 in the computation of comprehensive income within the stockholder’s equity statement in fiscal 2006. Please see the revised Statement of Stockholders’ Equity and Comprehensive Income for the fiscal years ended December 31, 2006 and 2007 below, which the Company will include in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008:

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CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Shares	Amount	Additional Paid-In Capital	Deferred Stock based Compensation	Retained Earnings	Accumulated Other Comprehensive Income / (Loss)	Treasury Stock	Total
Balance as of December 31, 2004	21,222,294	$10,611	$ 17,198,127	$ (441,889)	$ 8,425,314	$ (345,381)	(14,459)	$ 24,832,323
Common stock and options issued to management	108,220	54	12,296	—	—	—	—	12,350
Non-employee options	—	—	67,390	—	—	—	—	67,390
Employee stock options forfeited	—	—	(175,744)	175,744	—	—	—	—
Dividends and accretion on preferred stock	—	—	—	—	(249,438)	—	—	(249,438)
Amortization of deferred compensation	—	—	—	65,957	—	—	—	65,957
Comprehensive income:
Translation adjustments	—	—	—	—	—	(186,011)	—	(186,011)
Minimum pension liability	—	—	—	—	—	14,038	—	14,038
Cash flow hedges	—	—	—	—	—	(697,642)	—	(697,642)
Reclassification adjustment:
Cash flow hedges	—	—	—	—	—	25,368	—	25,368
Net Income	—	—	—	—	7,059,548	—	—	7,059,548
Total comprehensive income								6,215,301
Balance as of December 31, 2005	21,330,514	$ 10,665	$ 17,102,069	$ (200,188)	$ 15,235,424	$ (1,189,628)	$ (14,459)	$ 30,943,883
Common stock issued (net of issuance cost of $2,353,438)	5,750,000	5,750	69,832,063	—	—	—	—	69,837,813
Stock split	—	11,244	—	—	(11,244)	—	—	—
Stock issued on exercise/vesting of equity awards	131,813	79	149,865	—	—	—	—	149,944
Non-employee stock options	—	—	247,016	—	—	—	—	247,016
Dividends and accretion on preferred stock	—	—	—	—	(617,329)	—	—	(617,329)
Issuance of stock on acquisition of Inductis	1,049,962	525	9,134,144	—	—	—	—	9,134,669
Adjustment to initially apply FAS 123R	—	—	(200,188)	200,188	—	—	—	—
Stock based compensation	—	—	1,974,266	—	—	—	—	1,974,266
Excess Tax Benefit from Stock Based Compensation	—	—	190,139	—	—	—	—	190,139
Acquisition of treasury stock	—	—	—	—	—	—	(21,057)	(21,057)
Comprehensive income:
Translation adjustments	—	—	—	—	—	471,527	—	471,527
Unrealized gain on cash flow hedges	—	—	—	—	—	1,319,698	—	1,319,698
Reclassification adjustment:
Cash flow hedges	—	—	—	—	—	(379,887)	—	(379,887)
Net income to common stockholders	—	—	—	—	14,057,796	—	—	14,057,796
Total comprehensive income	—	—	—	—	—	—	—	15,469,134
Adjustment to initially apply FAS 158, net of taxes of $7,337	—	—	—	—	—	(112,017)	—	(112,017)
Balance as of December 31, 2006	28,262,289	$ 28,263	$ 98,429,374	$ —	$ 28,664,647	$ 109,693	$ (35,516)	$ 127,196,461
Stock issued on exercise/vesting of equity awards	371,481	371	1,863,985	—	—	—	—	1,864,356
Non-employee stock options	—	—	186,875	—	—	—	—	186,875
Issuance of stock on acquisition of Inductis	257,273	257	5,448,785	—	—	—	—	5,449,042
Stock based compensation	—	—	4,306,672	—	—	—	—	4,306,672
Excess tax benefit from Stock Based Compensation	—	—	752,861	—	—	—	—	752,861
Acquisition of treasury stock	—	—	—	—	—	—	(280,417)	(280,417)
Comprehensive income:
Translation adjustments	—	—	—	—	—	2,241,507	—	2,241,507
Unrealized gain on cash flow hedges	—	—	—	—	—	12,262,262	—	12,262,262
Adjustment for FAS 158, net of taxes of $8,588	—	—	—	—	—	(201,916)	—	(201,916)
Reclassification adjustment:
Cash flow hedges	—	—	—	—	—	(6,841,520)	—	(6,841,520)
Net income to common stockholders	—	—	—	—	27,043,586	—	—	27,043,586
Total comprehensive income	—	—	—	—	—	—	—	34,503,919
Balance as of December 31, 2007	28,891,043	$ 28,891	$ 110,988,552	$ —	$ 55,708,233	$ 7,570,026	$(315,933)	$ 173,979,769

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6.

Please disclose the amount of income tax expense or benefit allocated to each component of comprehensive income on the face of the statement or in the notes to the consolidated financial statements. Refer to paragraph 25 of SFAS 130.

Response to Comment 6

The Company only disclosed the applicable taxes related to the adoption of SFAS 158 within comprehensive income in 2007 for the following reasons:

•	The Company’s Indian subsidiaries were granted a tax holiday, pursuant to Indian tax laws, on income earned through March 31, 2009 (“the Indian tax holiday period”).
•

The Company enters into derivative transactions to hedge foreign currency risks associated with cash flows of revenues of its Indian subsidiaries. Amounts related to effective cash flow hedges recorded by the Company in its statements of stockholders’ equity and comprehensive income as of the reporting date were expected to be completely recognized in income within the Indian tax holiday period. Therefore, no deferred taxes were recognized by the Company’s Indian subsidiaries on these amounts as of the reporting date.

•

The Company did not provide deferred taxes on foreign currency translation adjustments because it intends to keep the unremitted earnings of foreign subsidiaries permanently invested abroad. This disclosure was included on page 81 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In accordance with paragraphs 31-34 of SFAS 109 and paragraphs 10 and 12 of APB Opinion No. 23, the Company believes that it meets the indefinite reversal criteria for the difference between amounts recorded for financial statement purposes and the tax basis of its investments in its foreign subsidiaries. Accordingly, the Company has not recorded any deferred taxes as of the reporting date.

•

The Company offers a post-employment defined benefit plan to employees of its Indian subsidiaries. Prior to the adoption of SFAS 158 (i.e. December 31, 2006), the Company’s Indian subsidiaries did not record deferred taxes on the minimum pension liability recognized under SFAS 87 as such minimum pension liability was expected to be reversed within the Indian tax holiday period. Commencing December 31, 2006, the Company has recognized deferred taxes on the portion of net actuarial loss  expected to reverse after the expiration of the Indian tax holiday period. This disclosure was included on page 74 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Notes to Consolidated Financial Statements, page 76

7.	Please provide the disclosures required by paragraph 21 of FIN 48 or tell us why you believe such disclosure is not required in interim periods of the year of adoption.

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Response to Comment 7

The Company did not have any unrecognized tax benefits as a result of the adoption of FIN 48. Moreover, during the period, the Company neither had any unrecognized tax benefits nor recognized any uncertain tax benefits. The Company did not recognize any interest or penalties in the Company’s Consolidated Statement of Income nor did it have any such amounts recognized on the Company’s Consolidated Balance Sheets. In addition, the Company did not have any uncertain tax positions that were expected to significantly change within 12 months of the reporting date.

In response to the staff’s comment, in its future filings, where applicable, the Company will add disclosure substantially similar to the above.

The Company made the disclosures as required by paragraph 21.e. of FIN 48 on page 102 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Note 2. Summary of Significant Accounting Policies, page 76 Revenue Recognition, page 77

8.

Please tell us in detail when you recognize revenues for each type of arrangement you enter into with your customers, including cost-plus, time-and-material, fixed price, contingent fee and unit-priced arrangements. We are particularly interested in when services are considered rendered and whether there are any significant conditions to customer acceptance, whether you have arrangements that require completion of all services before revenue is recognized, whether revenues are recognized based on progress towards completion and whether there are separate elements in your arrangements. Also, if you recognize revenue over the service period based on progress towards completion or based on separate contract elements or milestones, tell us how progress is measured, the types of milestones and how they relate to substantive performance and revenue recognition, and how you identify and account for multiple elements and allocate revenues among the elements. In addition, we believe that you should elaborate on your revenue recognition policies for cost-plus, time-and-material, fixed price, contingent fee and unit-priced arrangements so that a reader clearly understands when you recognize revenues. Further, please elaborate on your discussion of revenue recognition in critical accounting policies on page 44 to the extent assumptions, estimates and uncertainties regarding revenue recognition are material to your financial statements.

Response to Comment 8

In response to the staff’s comment, the Company will revise its disclosure regarding its revenue recognition policies in its future filings, as applicable, to read substantially as follows:

“The Company derives its revenues from Outsourcing Services and from Transformation Services. Revenues from Outsourcing Services are recognized primarily on a time-and-material, cost-plus or unit-priced basis; revenues from Transformation Services are recognized primarily on a time-and material, fixed price or contingent fee basis.The services provided within our contracts generally contain one unit of accounting. Revenue is recognized under our contracts generally when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection of amounts billed is reasonably assured.

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Revenue is recognized on time-and-material contracts primarily on the basis of full time equivalent employees, including direct and indirect costs, incurred on a client contract. Revenue is recognized on cost-plus contracts on the basis of contractually agreed direct and indirect costs incurred on a client contract plus an agreed upon profit mark-up. Revenue is recognized on unit-price based contracts based on the number of specified units of work (such as the number of e-mail responses) delivered to a client. Such revenues are recognized as the related services are provided in accordance with the client contract. When the terms of the client contract specify service level parameters that must be met (such as turn around time or accuracy), we monitor such service level parameters to determine if any service credits or penalties have been incurred. Revenue is recognized net of any service credits that are due to a client. We have experienced minimal credits and penalties to date.

Revenue is recognized on fixed-price contracts using the proportional performance method. We estimate the proportional performance of a contract by comparing the actual number of hours or days worked to date to the estimated total number of hours or days required to complete each engagement. The use of the proportional performance method requires significant judgment relative to estimating the number of hours or days required to complete the contracted scope of work, including assumptions and estimates relative to the length of time to complete the project and the nature and complexity of the work to be performed. We regularly monitor our estimates for completion of a project and record changes in the period in which a change in an estimate is determined. If a change in an estimate results in a projected loss on a project, such loss is recognized in the period in which it is first identified.

Revenue on contingent fee based contracts is recognized when the related contingency has been met to the client’s satisfaction.

The Company accrues for revenue and receivables for services rendered between the last billing date and the balance sheet date.

Reimbursements of out-of-pocket expenses received from clients have been included as part of revenues in accordance with EITF 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.”

Earnings Per Share, page 82

9.	Please tell us and disclose how you treat restricted stock and restricted stock unit awards in earnings per share computations.

Response to Comment 9

In accordance with paragraph 20 of SFAS 128, we include the restricted stock and restricted stock unit awards in computing our diluted earnings per share. The impact of dilution is calculated based on the requirements of paragraphs 17 and 21 of SFAS 128.

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In response to the staff’s comment, the Company will revise the language of the “Earnings Per Share” section of footnote 2 of the Notes to Consolidated Financial Statements in its future filings, as applicable, to read substantially as follows:

“For the fiscal years ended December 31, 2007, 2006 and 2005, the weighted average number of shares used in calculating diluted earnings per share includes stock options, restricted stock, and restricted stock units for 711,166 shares, 169,727 shares and 416,480 shares (after giving effect to the stock split and conversion that occurred in connection with our October 2006 initial public offering), respectively. The calculation of earnings per share for the fiscal years ended December 31, 2007, 2006 and 2005 excludes stock options, restricted stock, and restricted stock units for 498,000 shares, 1,783,000 shares and 659,750 shares (after giving effect to the stock split and conversion that occurred in connection with our October 2006 initial public offering), respectively, as their effect would have been anti-dilutive.”

Note 4. Acquisition of Inductis Inc. page 86

10.	Please disclose the balance sheet classification of the liability recognized in connection with the earn-out provisions of the Inductis acquisition agreement. Refer to Rule 5-02.20 of Regulation S-X.

Response to Comment 10

With regard to the staff’s comment, the Company recognized a liability of $5,449,042 in connection with the earn-out provisions of the Inductis acquisition agreement which is included in the caption “Other accrued expenses and current liabilities” in the Company’s balance sheet as of December 31, 2006. During the following calendar year, the Company issued 257,273 shares of its common stock for earn-out consideration for the performance related to the period ended December 31, 2006, which issuance subsequently satisfied the Company’s liability.

In our future filings, we will disclose, where applicable, the balance sheet classification of any significant liabilities discussed.

Note 12. Income Taxes, page 92

11.

Please tell us whether or not you have recognized a deferred taxes liability or asset for the difference between the amount for financial reporting and the tax basis of your investment in foreign subsidiaries and the basis for your accounting treatment. In your response, please discuss your accounting policies considering the guidance in paragraphs 31-34 of SFAS 109 and paragraph 23 of SFAS 52. In addition, please disclose your accounting policies with respect to the recognition of a deferred tax liability or asset for temporary differences between the tax basis and amount for financial reporting of your investments in foreign subsidiaries and the information required by paragraph 44 of SFAS 109.

Response to Comment 11

In accordance with paragraphs 31-34 of SFAS 109 and paragraphs 10 and 12 of APB Opinion No. 23, the Company believes that it meets the indefinite reversal criteria for the difference between

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amounts recorded for financial statement purposes and the tax basis of its investments in its foreign subsidiaries. Accordingly, the Company has not recorded any deferred taxes as of the reporting date.

In accordance with paragraph 23 of SFAS 52 and paragraph 12 of APB Opinion No. 23, the Company does not provide for deferred taxes on the translation adjustments because it intends to keep the unremitted earnings of its foreign subsidiaries permanently reinvested in these foreign operations. This disclosure was included on page 81 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

In response to the staff’s comment, in its future filings, where applicable, the Company will add disclosure that reads substantially as follows:

“At December 31, 2007 and 2006, no deferred income taxes have been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. The determination of the amount of such unrecognized tax liability is not practical. Those earnings totaled $36,857,841 and $12,672,435 as of December 31, 2007 and 2006, respectively.”

Note 13. Stock Based Compensation, page 95 Restricted Stock and Restricted Stock Units, page 98

12.

Please tell us how you present stock issued pursuant to restricted stock and restricted stock units in the statements of stockholders’ equity and comprehensive income. It appears to us that shares issued on exercise of stock options includes vested restricted stock awards as opposed to restricted stock issuances and excludes vested restricted stock units. In addition, consider revising the description of the line item in the statements of stockholders’ equity and comprehensive income to clearly indicate the stock-based compensation awards included in the line item.

Response to Comment 12

The shares of common stock underlying the Company’s restricted stock are not issued until the restriction on such shares lapse and are subject to forfeiture if those restrictions are not satisfied. As a result, the Company does not include shares of common stock underlying any restricted shares in the statements of stockholders’ equity and comprehensive income until the applicable restrictions have lapsed, which is when the restricted stock vests.

Under the terms of the Company’s restricted stock units, the shares of common stock underlying such units are not issued until the units are settled, which is usually at a later point in time than when they vest. For example, restricted stock units issued to the Company’s independent directors vest upon the earlier of (i) the first anniversary of the date of grant, (ii) the end of the recipient’s term on the Company’s board of directors and (iii) the occurrence of a change of control of the Company. However, holders of vested units are not entitled to receive the shares of common stock underlying such units until the units have settled, which occurs on the earlier of (i) the recipient’s death, (ii) the occurrence

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of a change of control of the Company and (iii) 180 days following the end of the recipient’s term on the Company’s board of directors. As a result, the Company does not include shares of common stock underlying any restricted stock units in the statements of stockholders’ equity and comprehensive income until the units have settled.

The Company currently shows stock issued pursuant to the settlement of restricted stock units or vesting of restricted stock as “Stock issued on exercise of stock options” in its statements of stockholders’ equity and comprehensive income. In response to the staff’s comment, in its future filings the Company will disclose the same as “Stock issued on exercise/vesting of equity awards.”

Exhibit 31.1 and 31.2

13.

Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In future filings please include in paragraph 4(d) the parenthetical language “(the registrant’s fourth fiscal quarter in the case of an annual report).”

Response to Comment 13

The Company will reflect the staff’s comment in its future filings.

Definitive Proxy Statement filed on Schedule 14A

Summary Compensation Table for Fiscal 2007, page 24

14.

We note that you award cash incentive bonuses upon the achievement of predetermined financial performance objectives and that you set target and maximum bonus amounts. Advise us why you did not include that information in the 2007 compensation disclosure in the non-equity incentive plan compensation column of the summary compensation table or the grants of plan-based awards table, and please confirm that you will include that disclosure in your 2009 proxy statement. Refer to Item 402(c) and (d) of Regulation S-K.

Response to Comment 14

The Company disclosed the applicable target bonus and maximum bonus amounts as part of its Compensation Discussion and Analysis (“CD&A”), and, to the extent such target amounts and maximum amounts were based on provisions in employment agreements with our named executive officers, such bonus percentages were disclosed as part of the narrative discussion (“Employment Agreements”) that followed the Grants of Plan-Based Awards Table. Although the Company does establish financial performance objectives, and set target and maximum annual bonus amounts, significant elements of the final bonus decision remain in the discretion of the Compensation Committee (as disclosed in the CD&A) and as a result the Company had originally determined to report the amounts as discretionary bonuses (in the “Bonus” column of the Summary Compensation Table) rather than as bonuses earned under a non-equity incentive compensation plan. The Company confirms that in its 2009 proxy statement, the Company will disclose the annual cash bonuses payable in the non-equity incentive plan compensation column of the Summary Compensation Table (taking into account the guidance of Q/A-119.02 of the

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Compliance and Disclosure Interpretations relating to Regulation S-K) and will also report the “grants” of the annual bonuses (i.e., potential payouts) in the Grants of Plan-Based Awards Table.

Principal Stockholders, page 39

15.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Oak Hill Partnerships.

Response to Comment 15

The Oak Hill Partnerships consist of Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. OHCP GenPar, L.P. is the sole general partner of each of these partnerships, and OHCP MGP, LLC is the sole general partner of OCHP GenPar, L.P. Investment and voting decisions with regard to the shares of the Company’s common stock owned by the Oak Hill Partnerships is made by an investment committee of OHCP MGP, LLC. The members of such committee are J. Taylor Crandall, Steven B. Gruber, Denis J. Nayden and Mark A. Wolfson. Each of these individuals disclaims beneficial ownership of the shares owned by the Oak Hill Partnerships.

The Company will include disclosure substantially similar to the above in its future filings, as applicable.

Certain Relationships and Related Person Transactions, page 41

Related Party Transaction, page 41

16.	We note that you list several transactions concerning current or former significant stockholders. Please revise to name the related persons. Refer to Item 404(a)(l) of Regulation S-K.

Response to Comment 16

In response to the staff’s comment, in its future filings, as applicable, the Company will revise its disclosure to identify the related person. Below please find the text of the Related Party Transactions section of the Company’s 2008 Definitive Proxy Statement on Schedule 14A with the requested information provided:

“We received services in India for employee training performed by a company controlled by Vikram Talwar. This company is one of the many companies rendering such services to Exl India. For the fiscal years ended December 31, 2007, 2006 and 2005, we recorded expenses of $0, $53,194 and $86,417, respectively. At December 31, 2007 and December 31, 2006, we had a receivable of $881 and $1,512, respectively, related to these services. The agreement with this company terminated on September 30, 2006.

We recorded expenses of $2,335,677, $0 and $0 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively, for transition services performed by a company controlled by entities related to the Oak Hill Partnerships. We also recorded an acquisition related cost of $78,169 for the fiscal year ended December 31, 2007. As of December 31, 2007 and December 31, 2006, we had a balance payable of $2,413,846 and $0, respectively, related to these services.

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We provide advisory services related primarily to compliance with the Sarbanes-Oxley Act of 2002 to Williams Scotsman, Inc., a provider of mobile and modular building solutions in North America. Williams Scotsman, Inc. was controlled by entities related to the Oak Hill Partnerships until October 31, 2007. We recognized $424,423, $574,877 and $320,000 in the fiscal years ended December 31, 2007, 2006 and 2005, respectively, in advisory fee revenue and expense reimbursements from Williams Scotsman, Inc. At December 31, 2007 and December 31, 2006, we had an account receivable of $0 and $59,633, respectively, related to these services.

We provide BPO services to MedSynergies, Inc., a provider of outsourced billing, claims administration and payment processing services to healthcare providers. MedSynergies, Inc. is controlled by entities related to FTVentures, one of our former significant stockholders and ceased to be a related party to us during the three months ended June 30, 2007. For the fiscal years ended December 31, 2007, 2006 and 2005, we recorded revenue of $382,920, $537,890 and $0, respectively. For such periods, MedSynergies, Inc. was a related party. At December 31, 2006, we had an account receivable of $130,020, related to these services.

We provide advisory services to Duane Reade Holdings, Inc., a New York City drugstore chain. Duane Reade Holdings, Inc. was indirectly owned by entities related to the Oak Hill Partnerships until October 31, 2007. We recognized revenue of approximately $780,329, $477,670 and $213,840 in the fiscal years ended December 31, 2007, 2006 and 2005, respectively, for advisory fees and expense reimbursements from Duane Reade Holdings, Inc. At December 31, 2007 and December 31, 2006, we had an account receivable of $338,629 and $55,350, respectively, related to these services.

We provide analytical services to FTVentures, one of our former significant stockholders. During the three months ended June 30, 2007, FTVentures ceased to be a related party to us. For the fiscal years ended December 31, 2007, 2006 and 2005, we recorded revenue of $43,349 and $24,500 and $0, respectively, for the period FTVentures was a related party. At December 31, 2006, we had an account receivable of $9,800 related to these services.

For the fiscal years ended December 31, 2007, 2006 and 2005, we accrued management fees of $0, $160,215 and $200,000, respectively, to the Oak Hill Partnerships and FTVentures.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

17.	Please address the above comments as applicable.

Response to Comment 17

The Company will reflect its responses to the above comments in its future quarterly filings as applicable.

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Item 1. Financial Statements, page 3 Consolidated Balance Sheets, page 3

18.

Please tell us the items and their amounts contributing to the increases in other accrued expenses and current liabilities and other non current liabilities between the periods presented. In addition, consider including a discussion of the reasons for significant changes in working capital items in your discussion of operating cash flows on page 36.

Response to Comment 18

With regard to the staff’s comment, the increase in other accrued expenses and current liabilities as of June 30, 2008 is primarily due to recognition of unrealized loss on our foreign currency forward contracts of $8,679,987 as a result of a strengthening of the U.S. dollar and U.K. pound sterling against the Indian rupee. The Company had an unrealized gain of $5,327,300 as of December 31, 2007 which was included under “other current assets” in the Company’s Consolidated Balance Sheet. This represents the current portion of the Company’s total unrealized gain or loss on foreign currency forward contracts. The remaining balance increase in other accrued expenses and current liabilities is due to the timing of payments related to the Company’s provisions for various operating expenses.

The increase in other non-current liabilities as of June 30, 2008 was also primarily due to recognition of unrealized loss on the Company’s foreign currency forward contracts of $4,373,902, as a result of a strengthening of the U.S. dollar and U.K. pound sterling against the Indian rupee. The Company had an unrealized gain of $360,980 as of December 31, 2007, which was included under “other assets” in the Company’s Consolidated Balance Sheet. This represents the non current portion of the Company’s total unrealized gain or loss on foreign currency forward contracts.

*     *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 872-1415 if you have any questions or require any further information in connection with this matter.

Very truly yours,
/s/ Rohit Kapoor
Rohit Kapoor President and Chief Executive Officer

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